

Mail Stop 7010

October 17, 2007

via U.S. mail and facsimile

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

> **RE: The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended November 24, 2006**
> **Filed February 6, 2007**
> **File No. 001-14965**

Dear Mr. Viniar:

We have reviewed your response letter dated October 1, 2007, to our letter dated September 20, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please submit your facsimile response dated October 1, 2007, on EDGAR as a correspondence file.

2. We have reviewed your proposed response to our prior comment 1 related to your subprime lending activities and have the following additional comments.

   - We note you "agree with the definition of what constitutes a sub-prime residential loan" that we provided in our letter dated September 20, 2007. Note, however that in our letter we indicated that although there may be

differing definitions of subprime residential mortgage loans, we identified
eight common features of subprime loans. By agreeing with our definition, do
you mean that you identify a residential loan as subprime if it has any of the
features we identified? If not, please provide us with a more comprehensive
understanding of how you define a subprime residential loan.

- We note from your response that although your mortgage activities are an
important business for you they do not represent a material percentage of
revenues (only 3% in each of the two fiscal years ending November 2005 and
2006 and for the nine months ending August 2007, roughly half of which was
contributed by sub-prime activities). Similarly, in each of the years ending
November 2005 and 2006 and for the nine months ending August 2007, your
long balance sheet exposure to all sub-prime mortgage products was less than
2% of your total assets. However, since your total assets as of November 24,
2006, were $838 billion and your net earnings were $9.5 billion for the year
ended November 24, 2006, it appears this exposure could be material to your
net income. As such, please respond in detail to the items contained in our
prior comment 1. In this regard, we note your discussion of mitigated
exposure in the fifth paragraph of your response. If this information will
provide us a better understanding of your overall risk related to your subprime
lending activities, please provide an expanded discussion in your response.

Note 6 – Contingencies, page 143

3. We appreciate your response to our prior comment 2. In order for us to better
evaluate your accounting for contingencies as well as the appropriate level of
disclosures for these contingencies, please provide us with a table that identifies
each of the legal proceedings that you have disclosed under Item 3 beginning on
page 30. For each legal proceeding, identify (i) any and all damages sought, (ii)
the amounts accrued, and (iii) the possible loss or range of loss when there is at
least a reasonable possibility that a loss or an additional loss in excess of amounts
accrued may have been incurred. If you have determined that it is not possible to
estimate the range of loss, please provide an explanation as to why this is not
possible. In addition, please provide to us your legal expense accounting policy.

*　*　*　*

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your response to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please submit your
supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief